UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 Under the
Securities Exchange Act of 1934

August 10, 2016

Commission File Number: 001-32482

SILVER WHEATON CORP.
(Exact name of registrant as specified in its charter)

Suite 3500, 1021 West Hastings Street
Vancouver, British Columbia
V6E 0C3
 (604) 684-9648
(Address of principal executive offices)

 Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F                 Form 40-F    ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This report on Form 6-K shall be incorporated by reference into the registrant's Registration Statement on Form S-8 (File No. 333-128128), on Form F-10 (File No. 333-203682) and on Form F-3 (File No. 333-194702) under the Securities Act of 1933, as amended.

DOCUMENTS FILED AS PART OF THIS FORM 6-K
See the Exhibit Index to this Form 6-K.
SIGNATURE
 Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SILVER WHEATON CORP.
August 10, 2016	By:	/s/ Curt Bernardi
		Name:	Curt Bernardi
		Title:	Senior Vice President, Legal
and Corporate Secretary

EXHIBIT INDEX

99.1	News Release dated August 10, 2016
99.2	Management's Discussion and Analysis and Unaudited Interim Consolidated Financial Statements for the period ended June 30, 2016
99.3	Certification of the Chief Executive Officer pursuant to Form 52-109F2
99.4	Certification of the Chief Financial Officer pursuant to Form 52-109F2